SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant 			[   ]

Filed by a Party other than the Registrant 		[X]

Check the appropriate box:
	[X] Preliminary Proxy Statement
	[   ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
   	[   ] Definitive Proxy Statement
  	[   ] Definitive Additional Materials
   	[   ] Soliciting Material Pursuant to Rule 14a-12

		PETROLEUM DEVELOPMENT CORPORATION
 (Name of Registrant as Specified In Its Charter)

			DOUGLAS K. THOMPSON
(Name of Person(s) Filing Proxy Statement, if Other Than the
Registrant)
Payment of Filing Fee (Check the appropriate box):

	[X] No fee required.
	[   ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(1) and 0-11.
	(1)	Title of each class of securities to which transaction
applies:

	(2)	Aggregate number of securities to which transaction
applies:

	(3)	Per unit price or other underlying value of transaction
computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

	(4)	Proposed maximum aggregate value of transaction:

	(5)	Total fee paid:

	[  ] Fee paid previously with preliminary materials:

	[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

		(1)	Amount previously paid:

	(2)	Form, Schedule or Registration Statement no.:

	(3)	Filing Party:

	(4)	Date Filed: February 6, 2003



_________________________________________________

Proxy Statement of Douglas K. Thompson
_________________________________________________

In Opposition to Management of
Petroleum Development Corporation
_________________________________________________

In Connection With the
Annual Meeting of Stockholders
of Petroleum Development Corporation
To Be Held on ____________ __, 2003

___________ __, 2003

	This Proxy Statement and the accompanying BLUE proxy card are being furnished by Douglas K. Thompson in connection with the solicitation by Mr. Thompson of proxies from the holders ("Stockholders") of shares of common stock, par value $.01 per share ("Common Stock"), of Petroleum Development Corporation, a Nevada corporation (the "Company" or "PDC"), for use at the annual meeting of Stockholders to be held on ____________ __, 2003 at ________ a.m., West Virginia time, or at any adjournment or postponement thereof and any special meeting of stockholders called in lieu thereof (collectively, the "Annual Meeting"), to take the following actions: (i) to elect Douglas K. Thompson and authorize Mr. Thompson to vote for two (2) of the Company's director nominees to fill the three (3) seats on the Board of Directors of the Company (the "Board") open for election at the Meeting; (ii) to ratify and approve the selection of KPMG LLP as the independent public accountants of the Company for the fiscal year ending December 31, 2003; and (iii) to vote, in his discretion, on any other matter that may be presented at the Annual Meeting.

	Certain information concerning the Company, its officers, directors, director nominees, and Stockholders contained in this Proxy Statement has been taken from, or is based upon, publicly available information set forth in filings made by the Company with the Securities and Exchange Commission ("SEC"), including the Company's proxy statement dated June 3, 2002 that was filed with the SEC on April 29, 2002 (the "2002 Annual Meeting Proxy Statement") in connection with the Company's 2002 annual meeting of Stockholders (the "2002 Annual Meeting"). Mr. Thompson has no personal knowledge of the accuracy of the Company's disclosures in its 2002 Annual Meeting Proxy Statement or in its other filings made with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act").



Item 1.  	Date, Time and Place Information

	(a)      	Mr. Thompson believes that the Annual Meeting
will take place on or about July 11, 2003, or on such other date, and at such place and time as is fixed by the Board of Directors of the Company. The principal executive offices of the Company are located at 103 East Main Street, Bridgeport, West Virginia 26330.

	Mr. Thompson's business address is: Douglas K. Thompson, P.O. Box 452, Harleysville, PA 19438, Telephone: (215) 256-1327, electronic mail address: douglaskthompson@yahoo.com.

	(b) This Proxy Statement and the BLUE proxy card are being mailed to the Company's Stockholders of record on or about June 2, 2003.

	(c) The deadlines applicable to Stockholders who wish to submit proposals to be included in the Company's definitive proxy materials for the Company's 2004 Annual Meeting of Stockholders will be set forth in the Company's proxy materials to be distributed in conjunction with the 2003 Annual Meeting.

Item 2. 	Revocability of Proxy

	Section 2.11 of the Company's By-laws provides:

	Every person entitled to vote for Directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by such person and filed with the Secretary of the Corporation. A proxy shall be deemed signed if the Stockholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission or otherwise) by the Stockholder or the Stockholder's attorney-in-fact.

	Proxies cannot be voted for more than three (3) persons as director nominees.

	Under Nevada law and the Company's By-laws, any proxy executed and returned by a Stockholder to Mr. Thompson may be revoked at any time thereafter if written notice of the Stockholder's revocation of such proxy is given to either Mr. Thompson or to the Secretary of the Company prior to the vote taken at the Annual Meeting. Any Proxy, executed and returned by a Stockholder to Mr. Thompson may also be revoked by (1) the execution of a subsequent proxy which is presented to the Annual Meeting, (2) the Stockholder attending the Annual Meeting and voting by ballot, or (3) written notice of the death or incapacity of the maker of the proxy given to Mr. Thompson or to the Secretary of the Company before the vote pursuant thereto is counted.

Item 4.  	Persons Making the Solicitation

	This solicitation is made by Douglas K. Thompson. Accordingly, Mr. Thompson may be deemed the sole "participant" (as defined in the proxy rules promulgated by the SEC under the Exchange Act) in the solicitation of proxies by Mr. Thompson with respect to the 2003 Annual Meeting.


	Mr. Thompson has consented to be named in this Proxy Statement, and has agreed to serve as a director of the Company if elected at the Annual Meeting to fill one of the three (3) open director seats. Each of the directorships in the class that is open for election at the Annual Meeting has term that will run for a three-year period and expire at the Company's annual meeting of stockholders to be held in 2006. Thus, if elected, Mr. Thompson would be entitled to serve a three-year term as a director of the Company (2003-06). The election of Mr. Thompson requires the affirmative vote of a plurality of the votes cast. See Item 21 "Voting Procedures," below.


	As more fully described below in Item 7, Mr. Thompson also is seeking authority from Stockholders to vote for the election of two (2) of the director candidates to be nominated by the Company's Board who will be identified in the Company's proxy statement and related materials to be sent to Stockholders in conjunction with the 2003 Annual Meeting. See Item 7 "Directors and Executive Officers," below.


	Solicitation of proxies is being made by Mr. Thompson. Proxies will be solicited by Mr. Thompson personally by means of U.S. or overnight mail, advertisement, electronic mail or other messages sent via the Internet, telephone or facsimile communications and in-person discussions with other Stockholders. Mr. Thompson intends to solicit proxies from individuals, brokers, banks, bank nominees and other record and institutional holders of the Company's Common Stock. In order to solicit Company stockholders who hold their shares in "street name" or otherwise in the name of a record holder, Mr. Thompson intends to retain Automatic Data Processing, Inc. ("ADP") to forward his definitive proxy materials to Company stockholders who hold their shares indirectly through nominee, institutional or other record holders, and to tabulate voting results.


	In accordance with the proxy rules promulgated by the SEC under the Exchange Act, Mr. Thompson may also request that the Company furnish this Proxy Statement and the accompanying Proxy Card on his behalf directly to the Company's Stockholders. If the Company elects to mail this Proxy Statement and Proxy Card on his behalf, Mr. Thompson will reimburse the Company for postage costs and other reasonable mailing expenses. In the alternative, Mr. Thompson may conduct his own mailing and may request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of his solicitation materials
to the beneficial owners of the shares they hold of record.   If he
does so, Mr. Thompson will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.

	The cost of the solicitation of proxies made by this Proxy Statement will be borne entirely by Mr. Thompson. Costs related to the solicitation of proxies include or may include expenditures for attorneys, accountants, financial advisers, proxy solicitors, public relations advisers, printing, advertising, postage, litigation and related expenses and filing fees and are expected to be in the aggregate approximately $35,000. Mr. Thompson estimates that through the date hereof, his expenses in connection with this solicitation are approximately $3,000. If he is successful in this solicitation, Mr. Thompson will seek reimbursement from the Company for the costs of solicitation, and does not expect that the issue of reimbursement will be submitted to a vote of Stockholders.

	Mr. Thompson is not aware of any business other than as set forth in this Proxy Statement and the Company's proxy materials that will be furnished to Stockholders for their consideration at the Annual Meeting. Should other proposals be brought before the Annual Meeting, Mr. Thompson will vote on such matters in the exercise of his discretion.

Item 5. 	Interest of Certain Persons in Matters to be Acted Upon

	According to the Company's 2002 Annual Meeting Proxy Statement, the Board is currently composed of seven (7) Directors divided into three (3) staggered classes, each class expiring after a three-year term. Three (3) directors' terms are set to expire at the 2003 Annual Meeting. If he is elected to serve as a member of the Company's Board, Mr. Thompson will be entitled to receive the compensation regularly received by members of the Company's Board as compensation for their services. This compensation includes a $20,000 directors' fee paid annually to the Company's outside Directors, and reimbursement for their expenses.

	Except for the election of directors and as otherwise discussed herein, Mr. Thompson has no substantial interest, direct or indirect, by security holdings or otherwise, in the matters to be acted upon at the 2003 Annual Meeting for which proxies are solicited.

      	Douglas K. Thompson's present principal occupation and the name and principal business address of the corporation in which such employment is carried on, is as follows:

        Douglas K. Thompson
        Business Consultant
        P.O. Box 452
        Harleysville, Pennsylvania 19438

	Mr. Thompson's Stock Ownership

	As of the date of this Proxy Statement, Mr. Thompson beneficially owns 115,400 shares of the Company's issued and outstanding Common Stock. Based upon the Company's most recent SEC filings, the shares owned by Mr. Thompson represent approximately 0.73% of the Company's total issued and outstanding shares of Common Stock. Mr. Thompson intends to maintain this level of ownership of Common Stock through the date of the 2003 Annual Meeting. Mr. Thompson holds investment discretion with respect to 5,000 shares of Company Common Stock beneficially owned by his mother, Eileen Glorioso. As a result, Mr. Thompson may be deemed to be the beneficial owner of these shares for purposes of Rule 13d-3 adopted under the Exchange Act. Mrs. Glorioso has not, however, granted Mr. Thompson any form of proxy with respect to the voting of her shares.

	Except as otherwise described herein, Mr. Thompson owns no other shares of the Company's Common Stock, directly nor indirectly, of record or beneficially (as the term "beneficial ownership" is defined in Rule 13d-3 promulgated by the SEC under the Exchange Act). Mr. Thompson is not required to file reports under Section 16(a) of the Exchange Act with respect to his ownership of shares of the Company's Common Stock.

	Mr. Thompson owns the 115,400 shares of Common Stock through a margin account maintained with a registered broker-dealer. As of the date of this Proxy Statement, the shares of Company Common Stock held by Mr. Thompson are pledged, along with other securities, as collateral in a margin account, with an outstanding debit balance of approximately $313,000. All purchases of Company Common Stock made by Mr. Thompson using funds borrowed from the broker-dealer have been made in margin transactions in the ordinary course of business on the firm's usual terms and conditions.

	Set forth in Appendix A to this Proxy Statement is information with respect to all securities of the Company purchased or sold by Douglas K. Thompson within the past two years.

	Except for the margin account described above, Mr. Thompson is currently not, nor has he ever been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

	Neither Mr. Thompson, nor any of his associates or immediate family members, has engaged in any transaction or series of transactions since the beginning of the Company's last fiscal year or has currently proposed any transaction to which the Company or any of its subsidiaries is or would be a party, in which the amount involved exceeded or exceeds $60,000.

	Mr. Thompson has had no transactions of any nature with the Company or any of its subsidiaries, nor has he been indebted to the Company or any of its subsidiaries at any time during the past fiscal year or otherwise. In addition, Mr. Thompson has never held any position or office with, nor served as a director of, the Company or any subsidiary or affiliate thereof. His sole relationship to the Company is his personal status as a Stockholder of the Company.

	Neither Mr. Thompson, nor any of his associates, has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will, or may be, a party.

Item 6.  Voting Securities and Principal Holders Thereof

      	The Company reported in its most recent quarterly report on Form 10-Q filed with the SEC on November 5, 2002 and in its 2002 Annual Meeting Proxy Statement that it had 15,734,767 shares of Common Stock outstanding as of April 30 and September 30, 2002, respectively. In its 2002 Annual Meeting Proxy Statement, the Company stated that each share of its Common Stock was entitled to one vote on all matters to come before the Stockholders.

	The record date for the Company's 2003 Annual Stockholders' Meeting is not known at this time by Mr. Thompson. However, Mr. Thompson believes that the Company's Board will set a record date of on or about May 30, 2003 for the 2003 Annual Meeting, which is approximately the one-year anniversary of the record date used in conjunction with the Company's 2002 Annual Stockholders' Meeting.

	Shares Owned by Certain Stockholders

         According to the Company's 2002 Annual Meeting Proxy
Statement, as of April 15, 2002, two entities each beneficially owned more than five percent (5%) of the Company's outstanding Common Stock. In addition, Mr. Thompson knows of no other Stockholder who beneficially owns more than five percent (5%) of the Company's outstanding Common Stock.

Name and Address                          Beneficial Ownership (1)
                                                   Number   Percent

Fidelity Management
82 Devonshire Street, Boston, MA 02109            1,624,500    10.3

Dimensional Fund Advisors Inc.
1299 Ocean Avenue, Santa Monica, CA 90401         1,160,800     7.4


(1) 	Includes shares over which the person currently holds or shares voting or investment power. Unless otherwise indicated in the footnotes to this table, the persons named in this table have sole voting and investment power with respect to the shares beneficially owned.

	Reference is made to the Company's Annual Meeting 2002 Proxy Statement for certain information about the ownership of Common Stock by the Company's officers and directors, and certain other matters required to be disclosed by the Company by the SEC. Mr. Thompson expects that the Company will update this information when it files its definitive proxy materials for the 2003 Annual Meeting with the SEC and mails such materials to Company Stockholders.

	Stock Price Performance

	For a description of the stock price performance of the Company's Common Stock, reference is made to the Company's 2002 Annual Meeting Proxy Statement, at page 9 under the heading "Stockholder Performance Graph," and to any similar graph contained in the Company's definitive proxy materials for the 2003 Annual Meeting to be with the SEC and mailed to Stockholders.

Item 7.  	Directors & Executive Officers

	Board Nominee - Douglas K. Thompson

	Mr. Thompson is nominating himself as a candidate to be elected to one of the three (3) seats on the Company's Board that are to be filled at the Company's Annual Meeting by election of the Company's Stockholders.


	If Stockholders complete the enclosed proxy card and return it to Mr. Thompson, he will vote all shares represented by such proxies at the 2003 Annual Meeting to elect himself to the Board seat and to elect two (2) of the Company's director nominees as discussed below under the heading "The Company's Other Board Nominees." Because Mr. Thompson is seeking to be elected to the Board in opposition to the Company's slate of director candidates, there is no assurance that any of the Company's nominees for director positions will, if elected at Annual Meeting, in fact agree to serve with Mr. Thompson on the Board.


	Mr. Thompson's Background

	Mr. Thompson is 38 years old and conducts business as Douglas K Thompson, Consulting, a sole proprietorship business consulting firm (2000 to present) which offers business consulting services. Mr. Thompson also derives income from his investing activities.
Previously, Mr. Thompson served at various times as Financial and Operational Consultant, Division Controller, General Manager, and Director of Operations for various North American Business Units of MacDermid Incorporated (1995 - 2000). Mr. Thompson left MacDermid Incorporated in January 1997 for a more lucrative opportunity at the Stanley Works Incorporated as a Finance and Operational Consultant. In June of 1997, Mr. Thompson was asked by MacDermid to return to his prior position. Mr. Thompson did so, leaving the Stanley Works Incorporated on good terms. Prior to this Mr. Thompson served as a senior financial and operational auditor at United Technologies Incorporated (1994 - 1995), Division Controller Lydall, Incorporated (1992-1994), Supervising Senior Auditor KPMG Peat Marwick LLP (1987-
1992). In addition, Mr. Thompson was certified as a public accountant in the state of Connecticut (1993). He is a graduate cum laude of The University of Connecticut, Bachelor of Science in Accounting, 1986.


	Mr. Thompson is not a party to any material proceeding to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of the Company's voting securities, or any associate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or any of its subsidiaries. There is no arrangement or understanding between Mr. Thompson and any other person pursuant to which Mr. Thompson is to be selected as a director or nominee of the Company.

	The Company's Other Board Nominees

	Mr. Thompson intends to nominate himself to fill one (1) vacant seat on the Board at the Annual Meeting. Thus, if Mr. Thompson is elected to the Board, two of the Company's nominees who receive the highest number of votes will also be elected at the Annual Meeting. Accordingly, Mr. Thompson also is seeking authority from Stockholders to vote for the election of two (2) of the Company's Board nominees to fill the remaining open Board seats. Company Stockholders should refer to the Company's proxy materials to be distributed by the Company in connection with the Annual Meeting (when these materials become available) for the names, backgrounds, qualifications and other
information concerning the Company's nominees.   Proxies cannot be
voted for more than three (3) persons.


	Mr. Thompson is not seeking authority to vote for, and will not exercise any authority with respect to, Mr. David B. Nestor, one of the Directors whose term is expiring at the 2003 Annual Meeting. According to the Company's 2002 Annual Meeting Proxy Statement, Mr. Nestor was first elected to the Board of Directors of the Company in 2000. Mr. Thompson expects that Mr. Nestor, because of his recent election to the Board, will be nominated again to serve another term on the Company's Board. However, Mr. Thompson cannot guarantee that Mr. Nestor will be nominated or that he will agree to be so nominated. Mr. Thompson is not seeking authority to vote for and will not exercise any authority with respect to Mr. David B. Nestor. If the Company's stockholders grant Mr. Thompson their proxy authority, he will not vote for the election of Mr. Nestor to the Board.



	Because Mr. Thompson is seeking to be elected to the Board in opposition to the Company's slate of director candidates, there is no assurance that any of the Company's nominees for director positions will, if elected at Annual Meeting, in fact agree to serve with Mr. Thompson on the Board.


	Vote Required for Election of Directors

      	According to the Company's 2002 Annual Meeting Proxy Statement, a plurality of the votes cast at the Annual Meeting in person or by proxy, is required for the election of directors. A "plurality" means that the three (3) nominees who receive the largest number of votes cast will be elected as directors. Abstentions and broker non-votes will not be considered as votes cast with respect to the election of directors, and therefore any abstentions or broker non-votes will not affect the election of the candidates receiving a majority of the votes cast. Mr. Thompson believes that these rules will apply to the election of directors at the 2003 Annual Meeting.

	Other Board Matters

	Information concerning (1) the committees of the Company's Board, (2) the meetings of the Company's Board of Directors, (3) the audit committee report, (4) the backgrounds of the nominees of the Company's Board, (5) the compensation and remuneration paid and payable to the Company's directors and management, and (6), related matters is set forth in the Company's 2002 Annual Meeting Proxy Statement, beginning at page 2 thereof. The Company's proxy materials to be filed with the SEC in connection with the 2003 Annual Meeting will update this information. Stockholders are urged to review carefully these proxy materials when they become available.

Item 8.  	Compensation of Directors and Executive Officers

	Mr. Thompson has no information as to compensation paid by the Company to its officers and directors other than the information set forth in the Company's 2002 Annual Meeting Proxy Statement. According to information discussed in the Company's 2002 Annual Meeting Proxy Statement, Mr. Thompson believes that James N. Ryan, Steven R. Williams, and Dale G. Rettinger receive annual salaries of $192,435, $154,035 and $154,035, respectively, for services as officers of the Company. Each officer receives a performance-based bonus, directors fees of $10,000, and a tax reimbursement associated with the exercise of stock options. For a more complete discussions of these compensation matters, see the Company's 2002 Annual Meeting Proxy Statement, at pages 4-9.

Item 9.  	Independent Public Accountants.

	Mr. Thompson recommends you vote to approve and ratify the selection of KPMG LLP as the Company's certified public accountants for the fiscal year ended December 31, 2003.

	Vote Required

      	According to the Company's 2002 Annual Meeting Proxy Statement, a majority of the votes cast at the Annual Meeting, in person or by proxy, is required for the ratification of the Board's selection of independent accountants. Abstentions and broker non-votes will not be considered as votes cast with respect to the ratification of the Board's selection of certified public accountants. Mr. Thompson believes that these rules will apply at the 2003 Annual Meeting to the ratification and approval of the selection of KPMG LLP as the as the Company's certified public accountants for the fiscal year ended December 31, 2003.

Item 21.  Voting Procedures.

      	According to the Company's 2002 Annual Meeting Proxy Statement, the following voting procedures applied to the election of directors held at the 2002 Annual Meeting of Stockholders:

The outstanding voting securities of the Company as of April 30, 2002, consisted of 15,734,767 shares of $0.01 par value common stock ("Common Stock"). Stockholders of record as of the close of business on May 31, 2002 are entitled to vote. Each Stockholder is entitled to one vote for each share of Common Stock held of record on this date. Stockholders are not permitted to cumulate their votes for the election of directors. Abstentions and broker non-votes will be counted in the number of shares present in person or represented by proxy for purposes of determining whether a quorum is present. The Company's By-Laws provide that the directors of the Company shall be divided into three classes and that, at each annual meeting of Stockholders of the Company, successors to the class of directors whose term expires at the annual meeting will be elected for a three-year term. The classes are staggered so that the term of one class expires each year. Mr. Rettinger and Mr. Swoveland are members of the class whose term expires in 2002; Mr. Morgan, Mr. Nestor and Mr. Williams are members of the class whose term expires in 2003; and Mr. D'Annunzio and Mr. Ryan are members of class whose term expires in 2004. There is no family relationship between any director or executive officer and any other director or executive officer of the Company. There are no arrangements or understandings between any director or officer and any other person pursuant to which such person was selected as an officer. Votes pursuant to the enclosed proxy will be cast, unless authority is withheld, for the election of the two persons named under "Nominees for Terms Expiring 2005" below, each of whom are members of the present Board and each of whom are expected to be able to serve on the Board to be elected at this meeting. If any of such persons is unwilling or unable to act in such capacity, an event which is not now anticipated, the enclosed proxy will be voted for such person or persons as the Board of Directors may designate. During 2001, the Board of Directors held six meetings. No director attended fewer than 75% of the aggregate of all meetings of the Board and the committees, if any, upon which such director served.

A plurality of the votes cast at the Annual Meeting in person or by proxy, is required for the election of directors. Abstentions and broker non-votes will not be considered as votes cast with respect to the election of directors, and therefore any abstentions or broker non-votes will not affect the election of the candidates receiving a majority of the votes cast.

	Mr. Thompson expects that the above described voting procedures will also be applicable to the election of directors and the other matters to be vote on by Stockholders at the Company's 2003 Annual Meeting.

* * * * * *

YOUR VOTE IS IMPORTANT!

	Your vote is important. No matter how many shares you own, please give me your proxy (1) FOR the election of Douglas K. Thompson and authorizing Mr. Thompson to vote for two (2) of the Company's director nominees (other than Mr. Donald B. Nestor) and (2) FOR ratification and approval of the selection of KPMG LLP as the Company's certified public accountants for the fiscal year ended December 31, 2003 by taking the following steps:

         1. 	SIGN the enclosed BLUE proxy card;

         2. 	DATE the enclosed BLUE proxy card;

         3. 	MAIL the enclosed BLUE proxy card TODAY in the envelope
provided (no postage is necessary if mailed in the United States); or

         4. 	CONTACT your broker and instruct the broker to execute a
BLUE proxy card (1) FOR the election of Douglas K. Thompson and authorizing Mr. Thompson to vote for two (2) of the Company's director nominees (other than Mr. Donald B. Nestor) to serve as directors whose terms will expire at the 2006 Annual Stockholders' Meeting, and (2) FOR ratification and approval of the selection of KPMG LLP as the Company's certified public accountants for the fiscal year ended December 31, 2003.

         If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, Mr. Thompson recommends that you contact the person responsible for your account and instruct that person to execute the BLUE proxy card representing your shares.

         If you have any questions or require additional information, please contact Douglas K. Thompson directly by calling 1-(215) 256-1327 or by e-mail at: douglaskthompson@yahoo.com.

					Respectfully submitted,


     					By: /s/ Douglas K. Thompson
         						Douglas K.
Thompson

Date: ____________ __, 2003



FORM OF PROXY CARD


PETROLEUM DEVELOPMENT CORPORATION

COMMON STOCK

PROXY SOLICITED BY DOUGLAS K. THOMPSON FOR
ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON ______________ __, 2003


	The undersigned Stockholder of Petroleum Development Corporation hereby appoints Douglas K. Thompson as attorney-in-fact and proxy for the undersigned, with power of substitution, to act and to vote, as designated herein, with the same force and effect as the undersigned, all shares of the Company's Common Stock standing in the name of the undersigned at an Annual Meeting of Stockholders of Petroleum Development Corporation to be held at [LOCATION], [ADDRESS], [CITY/STATE], on [DATE], at [TIME], West Virginia time, and any adjournment thereof. The Board of Directors of Petroleum Development Corporation is not soliciting proxy authority through this proxy card.


	This proxy is revocable prior to the time it is voted by delivering to Douglas K. Thompson or to the Secretary of the Company either a written revocation or a proxy bearing a later date, or by appearing at the Annual Meeting and voting in person. The undersigned hereby revokes any previous proxies with respect to the matters covered by this proxy.

	Douglas K. Thompson recommends voting FOR Douglas K. Thompson and authorizing Mr. Thompson to vote for two (2) of the Company's director nominees (other than Donald B. Nestor) as to serve as Directors whose terms shall expire in 2006 and FOR the ratification and approval of the selection of KPMG LLP as certified public accountants for the Company for the fiscal year ended December 31, 2003.

	ON THE REVERSE SIDE HEREOF, PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE PROVIDED. IF YOU NEED ASSISTANCE WITH THIS PROXY CARD, please contact Douglas K. Thompson by calling 1-(215) 256-1327, or by e-mail at: douglaskthompson@yahoo.com.

(See Reverse Side of Proxy Card for Voting and Instructions)



VOTING AND INSTRUCTIONS

[X]  PLEASE MARK YOUR VOTES AS IN THIS
EXAMPLE.


1.       For the election of the following nominee to the Board of
Directors: Douglas K. Thompson

[    ] 	FOR
[    ] 	WITHHOLD


	To withhold authority for the election of Mr. Thompson, write Mr. Thompson's name in the following space or mark an "X" next to the WITHHOLD box set forth above.

Withhold:

Mr. Thompson intends to use this proxy to vote for two (2) persons who have been nominated by the Company to serve as director, other than Mr. Thompson. You should refer to the Company's proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company's nominees. Mr. Thompson is not seeking authority to vote for and will not exercise any authority with respect to Mr. Donald B. Nestor, one of the Company's director nominees. There is no assurance that any of the Company's nominees will serve if elected with Mr. Thompson. You may withhold authority to vote for an additional Company nominee, by writing the name of the Company nominee in the following space:

	Withhold:

2. For the ratification and approval of the selection KPMG LLP as the certified public accountants for the Company for the fiscal year to end December 31, 2003.

        	[   ] 	FOR

         	[   ] 	AGAINST

	[   ]	ABSTAIN

         	The shares represented by this proxy will be voted as specified herein. Where no voting instructions are given, the shares represented by this proxy will be voted (1) for the election of Douglas
K. Thompson and authorizing Mr. Thompson to vote for two (2) of the company's director nominees (other than Donald B. Nestor) to serve as directors whose terms expire in 2006 and (2) for the approval and ratification of the selection of KPMG LLP as the certified public accountants for fiscal year ended December 31, 2003. In his discretion, Douglas K. Thompson is authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment postponement or rescheduling, about which the Stockholders were not made aware within a reasonable time before this solicitation.

         	Please date and sign this proxy exactly as your name appears hereon:


Signature:
______________________________________


Dated:__________________________,
2003

Signature
(if held jointly):
_________________________________



Title:___________________________

         When shares are held by joint tenants, both should sign. When signing as attorney-in-fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.


APPENDIX A TO PROXY STATEMENT OF DOUGLAS K. THOMPSON


	Set forth below is information with respect to all securities of Petroleum Development Corporation purchased or sold by Douglas K.
Thompson within the past two years.

Date Purchased or Sold       Shares Purchased         Shares Sold

October 29, 2002                                             2000
July 9, 2002	                       2000
July 3, 2002                          2500
June 26, 2002                         5000
June 18, 2002                         2500
June 12, 2002                         3100
April 17, 2002                                               2500
April 15, 2002                        5000
April 12, 2002                         100
April 9, 2002                         2500
Aril 2, 2002                                                 1100
March 25, 2002                        3600
January 2, 2002	                                               500
December 28, 2001                                            2000
December 27, 2001                                            2500
December 20, 2001                     2500
December 18, 2001                     2000
November 27, 2001                                            4500
November 21, 2001                                            3000
November 16, 2001                      500
November 15, 2001                     2500
November 8, 2001                       500
November 1, 2001                                             1800
October 26, 2001                      1800
October 9, 2001	                                             2500
October 5, 2001	                      2500
September 17, 2001                                           2300
September 10, 2001                    1800
September 7, 2001                     5000
September 6, 2001                     7500
September 5, 2001                     7500
September 4, 2001                     5000
August 31, 2001	                        800
July 26, 2001                                                2500
July 25, 2001                                                2500
July 24, 2001                         5000
June 11, 2001                         3000
June 7, 2001                         10000
May 22, 2001                                                 5000
May 21, 2001                                                12400
May 18, 2001                                                 5000
May 17, 2001                                                 5000
May 16, 2001                                                 2600
May 11, 2001                          2600
May 10, 2001                          2400                   4300
May 9, 2001                                                   700
May 4, 2001                                                  1800
April 27, 2001                                               2500
April 19, 2001                        4300
April 11, 2001                        5000
April 10, 2001                        1900
April 4, 2001                          100
March 21, 2001                       15000
March 9, 2001                         2900
March 8, 2001                                                2900
March 5, 2001                                                2800
March 2, 2001                                                5000
February 21, 2001                     7800
February 7, 2001                                             1700
February 6, 2001                      2800                   1100
February 5, 2001                                             2800
January 29, 2001                                             5000
January 24, 2001                      5000

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